EXHIBIT 1


           FILM AND MUSIC ENTERTAINMENT NAMES NEW DIRECTOR
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HOLLYWOOD, CA (November 16-2006) At a meeting of the Board of
Directors of Film and Music Entertainment, Inc. (FLME:PK) today the Board appointed Michael Daly as an interim Director of the Company, to serve until the next annual General Meeting of Shareholders. Mr. Daly has been an employee of the Company for the last two years. Educated at Charter House, he graduated from the University of Greenwich, London. Mr Daly has extensive experience both in music and in film and has been an officer and director of Red Giants Productions, Inc. since earlier this year. Michael is the son of John Daly, the Chairman and CEO of the Company.

The Board also noted that the officers of the Company had recently uncovered evidence that Mr. Arkadiy Golubovich, brother of one of the existing Board members, was under the age of 18 when he was appointed a Director in 2004. The Board then consulted with Nevada counsel who advised that the appointment of Arkadiy Golubovich was invalid under Nevada law and that he had never been a valid member of the Board.

In another action the Board replaced Kabani and Company with HJ Associates & Consultants, LLP. as the Company's auditors. Lawrence Lotman, Secretary, Director stated that Kabani and Company had refused to complete the 2005 audit of the Company's financial statements during the pendency of litigation involving a dissident director. He stated that consequently the Company had been unable to complete its required l0-K annual report and 10-Q quarterly report filings and that, due to the non-cooperation of the Golubovich brothers, the Board had been unable to replace the auditors. He stated that, with the new Director, the Board could now legally take the necessary action to replace the auditors and complete the required filings. He went on to state that the Board anticipated calling an Annual General Meeting of the shareholders as soon as practical upon completion of the required filings. .

Film and Music Entertainment, Inc. is a publicly traded independent entertainment production and distribution company which produces theatrical feature films for worldwide distribution.

Statements included within this press release that are not historical in nature constitute forward-looking statements for the purpose of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. Investors are cautioned that this press release contains certain such forward-looking statements that involve substantial risks and uncertainties. When used, the words "anticipate", "believe", "estimate", "expect", and similar expressions as they relate to the Company or its management are intended to identify such forward-looking statements. There can be no assurance that the Company will be able to market, sell or deliver successfully its services inside or outside the United States, given risk factors including but not limited to unexpected changes in regulatory requirements, export restrictions, tariffs and other trade barriers, longer payment cycles, and fluctuations in currency exchange rates, any of which could adversely affect the Company's operations. There can be no assurance that one or more of these factors will not have a material adverse affect on the Company's current or future operations and consequently, on the Company's business, results of operations, and financial condition.

Contact: Lawrence Lotman: (323) 904-5200 or larry@famefilm.com
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